EXHIBIT 99.1

BROOKFIELD ASSET MANAGEMENT COMPLETES ANNUAL FILINGS

BROOKFIELD, NEWS, March 27, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) announced today that it has filed its 2019 annual materials on Form 40‑F, including its audited financial statements and management’s discussion and analysis for the year ended December 31, 2019, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available at www.brookfield.com and a hard copy will be provided to shareholders free of charge upon request.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $540 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively. For more information, please visit our website at www.brookfield.com.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com